Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Corus Entertainment announces third quarter results

     <<
     -   Bakugan, Pay TV and Women's advertising sales contribute to strong quarter for Television
     -   The Company invests in future growth with the acquisition of SexTV and Drive-In Classics
     -   Broadcast license and goodwill impairment charge recorded in Radio
     >>

     TORONTO, July 15 /CNW/ - Corus Entertainment Inc. (TSX: CJR.B; NYSE: CJR)
announced its third quarter financial results today.

     "We continue to position our Company for growth in an improving economy,"
said John Cassaday, President and CEO, Corus Entertainment. "The acquisition of two digital networks, our ratings strength in Television and Radio, our successful launch of HBO Canada and its influence on Pay TV growth and the global expansion of Bakugan are all indicators of the underlying strength of
Corus' assets."

     <<
     Third Quarter Results
     ---------------------
     >>
     Consolidated revenues for the three months ended May 31, 2009 were $195.4 million, down 6% from $207.8 million last year. Consolidated segment profit was $61.4 million, down 14% from $71.8 million last year. Net loss for the quarter was $145.0 million ($1.81 basic and diluted), compared to net income of $37.7 million ($0.45 basic and diluted) last year. Net loss for the quarter includes a $175.0 million broadcast license and goodwill impairment charge.
The prior year's quarter benefited from $10.0 million in recoveries related to income tax changes and incurred a charge related to disputed regulatory fees.
Removing the impact of these items results in adjusted basic earnings per share of $0.36 in the current year and $0.41 in the prior year.

     Corus Television contributed quarterly revenues of $129.8 million, down
1% from $131.0 million last year, led by subscriber revenue growth of 13% and continued growth in advertising targeted to women. Quarterly segment profit decreased to $50.7 million, down 5% from $53.4 million last year.

     Corus Radio revenues were $65.5 million, down 15% from $77.0 million last year. Segment profit was $16.1 million, down 35% from $24.7 million last year.

     <<
     Year-to-Date Results
     --------------------
     >>
     Consolidated revenues for the nine months ended May 31, 2009 were $593.5 million, down 1% from $601.4 million last year. Consolidated segment profit was $193.8 million, down 5% from $204.9 million last year. Net loss for the nine months was $75.4 million ($0.94 basic and diluted), compared to net income of $112.4 million ($1.35 basic and $1.32 diluted) last year. Net loss for the year-to-date includes a $175.0 million broadcast license and goodwill impairment charge.

     Corus Television contributed nine month revenues of $394.5 million, up 3%
from $383.6 million last year. Segment profit increased to $162.4 million, up
1% from $161.2 million last year.

     Corus Radio revenues for the nine months were $199.0 million, down 9%
from $218.0 million last year. Segment profit was $45.2 million, down 25% from
$60.4 million last year.

     <<
     Acquisition of SexTV and Drive-In Classics
     ------------------------------------------
     >>
     On July 14, 2009, Corus Entertainment announced that it had reached an agreement to purchase the specialty television services Drive-In Classics and
SexTV from CTVglobemedia. The transaction is subject to approval by the
Canadian Radio-television and Telecommunications Commission (CRTC). The combined acquisition price for both services is $40 million Cdn.

     <<
     Corus Entertainment Inc. reports in Canadian dollars.

     About Corus Entertainment Inc.
     >>

     Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, advertising services, television broadcasting, children's book publishing and children's animation. The company's multimedia entertainment brands include YTV, Treehouse, W Network,
CosmoTV, VIVA, Movie Central, HBO Canada, Nelvana, Kids Can Press and radio stations including CKNW, CKOI and Q107. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto (CJR.B) and New York
(CJR) exchanges. Experience Corus on the web at www.corusent.com.

     The unaudited consolidated financial statements and accompanying notes for the quarter ended May 31, 2009 and Management's Discussion and Analysis are available on the Company's website at www.corusent.com in the Investor
Relations section.

     A conference call with Corus senior management is scheduled for July 15,
2009 at 2 p.m. ET. While this call is directed at analysts and investors, members of the media are welcome to listen in. The dial-in number for the conference call for North America is 1-800-918-9577 and for
local/international callers is 416-981-9000. PowerPoint slides for the call will be posted at 1:45 p.m. ET on July 15, 2009 and can be found on the Corus
Entertainment website at www.corusent.com in the Investor Relations section.

     This statement contains forward-looking information and should be read subject to the following cautionary language:

     To the extent any statements made in this report contain information that is not historical, these statements are forward-looking statements and may be forward-looking information within the meaning of applicable securities laws
(collectively, "forward-looking statements"). These forward-looking statements related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook, including advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees, and can generally be identified by the use of the words such as "believe",
"anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including without limitation factors and assumptions regarding advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities
(or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business; and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form. Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to
Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

     <<
                            CORUS ENTERTAINMENT INC.
                          CONSOLIDATED BALANCE SHEETS

                                                         As at        As at
     (unaudited)                                         May 31,    August 31,
     (in thousands of Canadian dollars)                   2009        2008
     -------------------------------------------------------------------------
     ASSETS
     Current
     Cash and cash equivalents                           32,377        19,642
     Accounts receivable                                161,875       157,440
     Income taxes recoverable                                 -         1,615
     Prepaid expenses and other                           9,658        10,135
     Program and film rights                            135,938       131,301
     Future tax asset                                     1,346         9,593
     -------------------------------------------------------------------------
     Total current assets                               341,194       329,726
     -------------------------------------------------------------------------

     Tax credits receivable                              29,938        21,952
     Investments and other assets                        29,008        93,086
     Property, plant and equipment                       69,962        73,562
     Program and film rights                            118,741       103,163
     Film investments                                    91,793        80,819
     Broadcast licenses                                 548,883       533,491
     Goodwill                                           689,096       797,854
     -------------------------------------------------------------------------
                                                      1,918,615     2,033,653
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     LIABILITIES AND SHAREHOLDERS' EQUITY
     Current
     Accounts payable and accrued liabilities           184,375       196,026
     Income taxes payable                                 5,024             -
     -------------------------------------------------------------------------
     Total current liabilities                          189,399       196,026
     -------------------------------------------------------------------------

     Long-term debt                                     681,426       692,750
     Other long-term liabilities                         91,658        59,936
     Future tax liability                                92,883        87,699
     -------------------------------------------------------------------------
     Total liabilities                                1,055,366     1,036,411
     -------------------------------------------------------------------------

     Non-controlling interest                            19,784        20,237
     -------------------------------------------------------------------------

     SHAREHOLDERS' EQUITY
     Share capital                                      840,495       848,257
     Contributed surplus                                 15,870        17,304
     Retained earnings                                   13,652       131,594
     Accumulated other comprehensive loss               (26,552)      (20,150)
     -------------------------------------------------------------------------
     Total shareholders' equity                         843,465       977,005
     -------------------------------------------------------------------------
                                                      1,918,615     2,033,653
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                            CORUS ENTERTAINMENT INC.
                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)

     (unaudited)                      Three months ended    Nine months ended
     (in thousands of                      May 31,               May 31,
      Canadian dollars except       ------------------------------------------
      per share amounts)                2009       2008       2009       2008
     -------------------------------------------------------------------------
     Revenues                        195,354    207,819    593,497    601,382
     Direct cost of sales, general
      and administrative expenses    133,938    136,047    399,730    396,487
     Depreciation                      4,795      4,974     14,986     16,253
     Interest expense                  8,945     10,345     29,013     31,407
     Broadcast license and goodwill
      impairment                     175,000          -    175,000          -
     Disputed regulatory fees          1,476      9,734      4,188      9,734
     Other expense (income), net       2,330         63     (1,279)     3,988
     -------------------------------------------------------------------------
     Income (loss) before income
      taxes and non-controlling
      interest                      (131,130)    46,656    (28,141)   143,513
     Income tax expense               12,417      7,533     44,123     27,124
     Non-controlling interest          1,483      1,449      3,104      3,960
     -------------------------------------------------------------------------
     Net income (loss) for the
      period                        (145,030)    37,674    (75,368)   112,429
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Earnings (loss) per share
       Basic                          $(1.81)     $0.45     $(0.94)     $1.35
       Diluted                        $(1.81)     $0.45     $(0.94)     $1.32
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

            CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

                                      Three months ended    Nine months ended
     (unaudited)                           May 31,               May 31,
     (in thousands of               ------------------------------------------
      Canadian dollars)                 2009       2008       2009       2008
     -------------------------------------------------------------------------
     Net income (loss) for the
      period                        (145,030)    37,674    (75,368)   112,429
     Other comprehensive income
      (loss), net of tax
       Unrealized foreign currency
        translation adjustment        (1,791)       213        526     (1,054)
       Unrealized change in fair
        value of available-for-sale
        investments, net of tax          425     (1,121)      (355)      (938)
       Recognition of change in fair
        value of available-for sale
        assets in net income               -          -      2,077          -
       Unrealized change in fair
        value of cash flow hedges,
        net of tax                       857        390     (8,650)   (11,400)
     -------------------------------------------------------------------------
                                        (509)      (518)    (6,402)   (13,392)
     -------------------------------------------------------------------------
     Comprehensive income (loss)
      for the period                (145,539)    37,156    (81,770)    99,037
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                            CORUS ENTERTAINMENT INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

                                      Three months ended    Nine months ended
     (unaudited)                           May 31,               May 31,
     (in thousands of               ------------------------------------------
      Canadian dollars)                 2009       2008       2009       2008
     -------------------------------------------------------------------------
     Share capital
     Balance, beginning of period    840,363    874,911    848,257    882,244
     Issuance of shares under
      stock option plan                  132        945        490     10,783
     Shares repurchased                    -    (10,170)    (8,450)   (27,571)
     Repayment of executive stock
      purchase loans                       -          -        198        230
     -------------------------------------------------------------------------
     Balance, end of period          840,495    865,686    840,495    865,686
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Contributed surplus
     Balance, beginning of period     14,516     13,515     17,304     10,250
     Stock-based compensation          1,363      2,237      3,713      6,156
     Settlement of long-term
      incentive plan                       -          -     (5,138)         -
     Exercise of stock options            (9)       (11)        (9)      (665)
     -------------------------------------------------------------------------
     Balance, end of period           15,870     15,741     15,870     15,741
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Retained earnings
     Balance, beginning of period    170,684    123,252    131,594     95,568
     Cumulative impact of
      accounting changes                   -          -          -     (1,594)
     -------------------------------------------------------------------------
     Adjusted opening balance        170,684    123,252    131,594     93,974
     Net income (loss) for the
      period                        (145,030)    37,674    (75,368)   112,429
     Dividends                       (12,002)   (12,347)   (35,941)   (35,238)
     Share repurchase excess               -     (8,420)    (6,633)   (31,006)
     -------------------------------------------------------------------------
     Balance, end of period           13,652    140,159     13,652    140,159
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Accumulated other
      comprehensive loss
     Balance, beginning of period    (26,043)   (18,036)   (20,150)   (12,169)
     Cumulative impact of
      accounting changes                   -          -          -      7,007
     -------------------------------------------------------------------------
     Adjusted opening balance        (26,043)   (18,036)   (20,150)    (5,162)
     Other comprehensive loss,
      net of tax                        (509)      (518)    (6,402)   (13,392)
     -------------------------------------------------------------------------
     Balance, end of period          (26,552)   (18,554)   (26,552)   (18,554)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                            CORUS ENTERTAINMENT INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                      Three months ended    Nine months ended
     (unaudited)                           May 31,               May 31,
     (in thousands of               ------------------------------------------
      Canadian dollars)                 2009       2008       2009       2008
     -------------------------------------------------------------------------
     OPERATING ACTIVITIES
     Net income (loss) for the
      period                        (145,030)    37,674    (75,368)   112,429
     Add (deduct) non-cash items:
       Depreciation                    4,795      4,974     14,986     16,253
       Broadcast license and
        goodwill impairment          175,000          -    175,000          -
       Amortization of program
        and film rights               41,191     35,875    117,708    107,862
       Amortization of film
        investments                    5,686      8,885     15,724     21,496
       Future income taxes             1,200     (1,966)     8,810     (7,029)
       Non-controlling interest        1,483      1,449      3,104      3,960
       Stock-based compensation        1,520      2,284      3,532      5,972
       Imputed interest                1,833      1,591      5,144      4,728
       Other gains and losses            197        543     (5,232)     1,680
     Net change in non-cash working
      capital balances related to
      operations                       3,087     (5,029)    (4,420)   (29,940)
     Payment of program and
      film rights                    (48,792)   (40,657)  (143,967)  (118,339)
     Net additions to film
      investments                     (8,806)   (13,212)   (33,722)   (42,690)
     -------------------------------------------------------------------------
     Cash provided by operating
      activities                      33,364     32,411     81,299     76,382
     -------------------------------------------------------------------------

     INVESTING ACTIVITIES
     Additions to property, plant
      and equipment                   (4,259)    (2,975)   (10,043)   (10,102)
     Business combinations                 -          -    (74,950)      (774)
     Cash held in escrow                   -          -     74,950          -
     Net cash flows for investments
      and other assets                    (5)    (2,600)     6,628     (4,021)
     Decrease in public benefits
      associated with acquisitions      (302)      (958)    (1,436)    (2,903)
     -------------------------------------------------------------------------
     Cash used in investing
      activities                      (4,566)    (6,533)    (4,851)   (17,800)
     -------------------------------------------------------------------------

     FINANCING ACTIVITIES
     Increase (decrease) in bank
      loans                          (23,968)       636    (10,298)    21,043
     Issuance of shares under
      stock option plan                  123        934        481     10,118
     Shares repurchased                    -    (18,590)   (15,083)   (58,577)
     Dividends paid                  (12,000)   (12,436)   (36,017)   (34,027)
     Dividend paid to
      non-controlling interest             -       (139)    (2,994)    (1,742)
     Other                                 -       (147)       198       (226)
     -------------------------------------------------------------------------
     Cash used in financing
      activities                     (35,845)   (29,742)   (63,713)   (63,411)
     -------------------------------------------------------------------------
     Net change in cash and cash
      equivalents during the period   (7,047)    (3,864)    12,735     (4,829)
     Cash and cash equivalents,
      beginning of period             39,424     32,382     19,642     33,347
     -------------------------------------------------------------------------
     Cash and cash equivalents,
      end of period                   32,377     28,518     32,377     28,518
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                            CORUS ENTERTAINMENT INC.
                          BUSINESS SEGMENT INFORMATION

     Three months ended May 31, 2009

                                       Tele-                Elimi-     Conso-
                           Radio      vision   Corporate   nations    lidated
     -------------------------------------------------------------------------
     Revenues              65,508    129,846          -          -    195,354
     Direct cost of sales,
      general and
      administrative
      expenses             49,436     79,174      5,328          -    133,938
     -------------------------------------------------------------------------
     Segment profit        16,072     50,672     (5,328)         -     61,416
     Depreciation           1,677      2,174        944          -      4,795
     Interest expense         243      1,467      7,235          -      8,945
     Goodwill and
      broadcast license
      impairment          175,000          -          -          -    175,000
     Disputed regulatory
      fees                    821        655          -          -      1,476
     Other expense
      (income), net         3,165     (1,324)       489          -      2,330
     -------------------------------------------------------------------------
     Income (loss) before
      income taxes and
      non-controlling
      interest           (164,834)    47,700    (13,996)         -   (131,130)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Three months ended May 31, 2008

                                       Tele-                Elimi-     Conso-
                           Radio      vision  Corporate    nations    lidated
     -------------------------------------------------------------------------
     Revenues              76,964    130,957          -       (102)   207,819
     Direct cost of sales,
      general and
      administrative
      expenses             52,276     77,553      6,320       (102)   136,047
     -------------------------------------------------------------------------
     Segment profit        24,688     53,404     (6,320)         -     71,772
     Depreciation           1,615      2,309      1,050          -      4,974
     Interest expense         262      1,147      8,936          -     10,345
     Disputed regulatory
      fees                  5,421      4,313          -          -      9,734
     Other expense
      (income), net           (35)       940       (842)         -         63
     -------------------------------------------------------------------------
     Income (loss) before
      income taxes and
      non-controlling
      interest             17,425     44,695    (15,464)         -     46,656
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Nine months ended May 31, 2009

                                       Tele-                Elimi-     Conso-
                           Radio      vision   Corporate   nations    lidated
     -------------------------------------------------------------------------
     Revenues             198,971    394,526          -          -    593,497
     Direct cost of sales,
      general and
      administrative
      expenses            153,778    232,093     13,859          -    399,730
     -------------------------------------------------------------------------
     Segment profit        45,193    162,433    (13,859)         -    193,767
     Depreciation           4,950      6,959      3,077          -     14,986
     Interest expense         697      3,867     24,449          -     29,013
     Goodwill and
      broadcast license
      impairment          175,000          -          -          -    175,000
     Disputed regulatory
      fees                  2,183      2,005          -          -      4,188
     Other expense
      (income), net         2,594     (4,965)     1,092          -     (1,279)
     -------------------------------------------------------------------------
     Income (loss) before
      income taxes and
      non-controlling
      interest           (140,231)   154,567    (42,477)         -    (28,141)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Nine months ended May 31, 2008

                                       Tele-                Elimi-     Conso-
                           Radio      vision   Corporate   nations    lidated
     -------------------------------------------------------------------------
     Revenues             217,967    383,617          -       (202)   601,382
     Direct cost of sales,
      general and
      administrative
      expenses            157,522    222,408     16,759       (202)   396,487
     -------------------------------------------------------------------------
     Segment profit        60,445    161,209    (16,759)         -    204,895
     Depreciation           4,788      7,609      3,856          -     16,253
     Interest expense         779      3,525     27,103          -     31,407
     Disputed regulatory
      fees                  5,421      4,313          -          -      9,734
     Other expense
      (income), net          (163)     5,649     (1,498)         -      3,988
     -------------------------------------------------------------------------
     Income (loss) before
      income taxes and
      non-controlling
      interest             49,620    140,113    (46,220)         -    143,513
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     %SEDAR: 00013131E          %CIK: 0001100868

     /For further information: John Cassaday, President and Chief Executive
Officer, Corus Entertainment Inc., (416) 642-3770; Tracy Ewing, Vice
President, Communications, Corus Entertainment Inc., (416) 642-3792; Tom
Peddie, Senior Vice President and Chief Financial Officer, Corus Entertainment
Inc., (416) 642-3780/
     (CJR.B. CJR)

CO:  Corus Entertainment Inc.; News - Media

CNW 07:00e 15-JUL-09